FOR IMMEDIATE RELEASE

ACTIVECORE TECHNOLOGIES ANNOUNCES RESIGNATION OF BOARD CHAIRMAN

TORONTO JAN 17, 2005: ActiveCore Technologies, Inc. formerly IVP Technology Corporation (OTCBB: TALL), announced today that Mr. Brian MacDonald, Chairman of the Board has tendered his resignation to the board effective January 14, 2005 due to deteriorating health.

In his letter to ongoing members of the board Mr. MacDonald indicated that he has "been experiencing a deteriorating condition that will require that I undergo certain medical procedures and other treatments that will restrict the amount of time and attention that I can devote to ActiveCore's operations and governance. [The] speed at which we have been building the company have taken its toll on my health and I need time to recover and prepare for an operation that I will need to undergo in the next few months."

Mr. MacDonald also went on to say, "I have a great deal of respect for, trust and faith in the other members of the management group and believe that my departure will not restrict the company from growing its revenues and profitability. We have a strong base of executives in the company that manage the day to day operations of the various subsidiaries and both Peter Hamilton and John Choy are fully capable of managing the public company reporting and finance side of the parent company. I would be pleased, time and medical condition permitting, to continue to offer whatever assistance I can to the company and to the board members for continuity purposes." The board of directors has not yet named a chairman to replace Mr. MacDonald.

ActiveCore has been growing its revenue and profitability rapidly. In the 3 months ended September 30, 2004 gross revenue was $1,694,452 an increase of $588,920 or 53.3% over the $1,105,532 recorded in the second quarter ended June 30, 2004. On a year to date basis the company earned revenue of $2,994,479 for the 9 months ended September 30, 2004 an increase of 741% over the $355,776 recorded for the 9 months ended September 30, 2003.

Profit from operations for the three months ended September 30, 2004 was $600,863. Net income for the 9 months ended September 30, 2004 was $570,882 or
0.0015 e.p.s on the nine month weighted average 387,810,403 shares outstanding. Although the fiscal year end statements have not yet been completed the company believes that results for the fourth quarter ended December 31, 2004 will be approximately the same as for the third quarter ended September 30, 2004. This would indicate an estimated eps of slightly less than a half cent per share.

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ABOUT ACTIVECORE TECHNOLOGIES, INC. (WWW.ACTIVECORE.COM)

ActiveCore Technologies, Inc. formerly IVP Technology Corporation operates a group of subsidiaries and divisions in the US, UK and Canada that offer a Smart Enterprise Suite of products and services. We integrate, enable, and extend functions performed by current and legacy IT systems and facilitate mass corporate messaging through our ActiveCast product set. Our products encompass web portals, enterprise middleware, mobile data access, data management and system migration applications. ActiveCore operates under the trade names of MDI Solutions, C Comm Communications Inc. and Twincentric Limited. ActiveCore services clients in healthcare, financial services, government and manufacturing worldwide.

IR CONTACT:

AGORA Investor Relations
GBNS@agoracom.com http://www.agoracom.com
(Select "Global Business Services" Forum)


Statements contained in this news release regarding ActiveCore Technologies, Inc. formerly IVP Technology and planned events are forward-looking statements, subject to uncertainties and risks, many of which are beyond ActiveCore's control, including, but not limited to, reliance on key markets, suppliers, and products, currency fluctuations, dependence on key personnel and trade restrictions, each of which may be impacted, among other things, by economic, competitive or regulatory conditions. These and other applicable risks are summarized under the caption "Risk Factors" in ActiveCore's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on January 4, 2005. Forward-looking statements by their nature involve substantial risks and uncertainties. As a result, actual results may differ materially depending on many factors, including those described above